Willkie Farr & Gallagher llp
787 Seventh Avenue
 New York, NY 10019-6099

December 2, 2014
VIA EDGAR AND FEDEX
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attn:	Mr. Kevin Woody
Branch Chief
Re:	AAA Energy Opportunities Fund LLC (the “Fund”)
Form 10-K for the fiscal year ended December 31, 2013 filed on March 24, 2014
File No. 000-54670
Ladies and Gentlemen:
On behalf of this firm’s client, Sydling Futures Management LLC, the managing member of the Fund (the “Sydling”), we are submitting this letter in response to the Securities and Exchange Commission (the “Commission”) staff’s (the “Staff”) comment letter dated November 6, 2014 (the “Letter”) to Ms. Jennifer Magro, Chief Financial Officer of Sydling, to the Fund’s Form 10-K for the fiscal year ended December 31, 2013 that was filed with the Commission on March 24, 2014 (the “2013 Form 10-K”).  For your convenience, the Staff’s comment is indicated in italics, followed by Sydling’s response.
FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

Item 9A.  Controls and Procedures, page 62

1.
You indicate that the report included in Item 8 includes management’s report on internal control over financial reporting. This report could not be located. Please amend to furnish the information required by Items 308(a) of Regulation S-K.

An amended version of Item 9A, which is to be filed as part of a Form 10-K/A filing, which includes management’s report on internal control over financial reporting, has been included as Appendix A to this letter and replaces Item 9A in its entirety.  Additionally, we have included the certifications required by Exchange Act Rules 13a-14(a) and 15d-14(a), as Appendix B (Exhibits 31.1, 31.2, 32.1 and 32.2, respectively).

Mr. Kevin Woody
December 2, 2014

*  *  *  *
A copy of the Fund’s “Tandy” letter is included with the filing.  Should you have any questions, please do not hesitate to contact the undersigned at (212) 728-8931 or Rita Molesworth of this office at (212) 728-8727.
Sincerely,

/s/ John Cronin
John Cronin, Esq.
Willkie Farr & Gallagher LLP

cc:	Jerry Pascucci, Sydling Futures Management LLC
Jennifer Magro, Sydling Futures Management LLC
Rita M. Molesworth, Esq., Willkie Farr & Gallagher LLP